Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

Subj: Ed Whitacre Testifies about AT&T Merger Before U.S. House Committee

In testimony before the U.S. House Energy and Commerce Committee in Washington, D.C., today, Chairman and CEO Ed Whitacre said the proposed merger of SBC and AT&T is “a very positive development for customers, for competition and for America’s leadership in the global communications marketplace.”

Whitacre also noted that the deal – which is supported by more than 250 consumer, business and civic groups, as well as unions and elected officials of both parties – is the right response to a new competitive reality that is “light years removed from when the last federal telecom law was enacted.”

He urged policymakers and regulators to keep pace with the rapid transformation of the telecom industry – and to aim for rules that treat new technologies with the lightest touch possible. Doing so, he said, will spur much-needed innovation, investment and growth.

For more on Whitacre’s remarks, including a transcript, click here.

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the registration statement and other materials when they are available because they contain important information.  Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004.  Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Edward E. Whitacre Jr.

Oral Testimony

House Commerce Committee Hearing

March 2, 2005

Thank you, Chairman Barton and Members of the Committee.

I am glad to be with you to talk about the SBC-AT&T merger, which is a very positive development for customers, for competition and for America’s leadership in the global communications marketplace.

The combined SBC-AT&T will be a flagship American communications company for the 21st century.  We will provide business and residential customers alike with the most complete services…over the most robust national and international networks…using the most advanced technology.

That’s why more than 250 consumer, business and civic groups, as well as unions and elected officials of both parties have already announced their support for the merger.

Our merger comes as the U.S. telecommunications industry is trying to get up off the mat.  For the first time in a long while, we can see light at the end of the tunnel.

But the journey through that tunnel has been pretty hard.

Since 2000, telecommunications service providers and equipment manufacturers have lost more than 700,000 jobs.  Annual capital investment has declined by more than $70 billion.  Companies have lost more than $2 trillion in market capitalization.

Until relatively recently, SBC was losing 60,000 access lines each week.

And in all honesty, adverse regulation has contributed to this downward spiral.

So, Wall Street is investing less and less in telecom.  Telecom is investing less and less in its products and services.  We can see the consequences:  today, the U.S. is 11th in the world in broadband deployment.

As a result, this industry needs to restructure…and that’s why we decided to do the SBC-AT&T merger.

The reasons for combining these two companies are pretty clear…and so are the benefits.

First, while SBC has a strong presence in many local markets, we do not have a national or global network of our own.  We lease one.

AT&T has those assets, and they are very good.

Second, the “next big thing” in communications technology are Internet-based services such as voice over Internet Protocol...or VoIP.

IP is changing how people communicate.  It will change how this industry provides service.

SBC does not have a consumer VoIP service.  But AT&T does, and we can use it to compete in our region, outside our region and around the world.

The third reason for our merger is the opportunity it creates for competition in the large business customer segment.

While SBC has made some progress in this market…it is slow going.  AT&T will give us the ability to compete much more effectively.

SBC and AT&T will bring together an outstanding set of state-of-the-art networks…innovative, advanced products and services… unmatched talent and expertise…and a rich tradition of customer service and reliability.

And we will ensure that the company which started it all more than one hundred years ago…will be part of it all for many years to come.  AT&T will remain a viable factor in our industry, and its outstanding heritage will remain alive.

That’s why this merger is very much in the public interest.

This is a natural and healthy evolution of a dynamic, competitive industry that is light years removed from when the last federal telecom law was enacted in 1996.

Today there are more wireless subscribers in the U.S. than there are traditional phone lines.

Data traffic now exceeds voice traffic by a margin of eleven-to-one.

Cable companies will offer phone service to two-thirds of American homes this year.  And other competitors using IP-based services continue to grow.

Very little of this was envisioned when the Act was passed…which is why we need the laws to catch up.  Policymakers and those who regulate us have an obligation to keep pace.

We need rules that treat new technologies with the lightest touch possible and which allow the competitive marketplace to discipline retail prices.

Such reform so would spur much-needed innovation, investment and growth.  I am ready to work with members of this Committee to make those reforms a reality on behalf of American consumers and businesses.

Thank you.

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NOTE:  In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the registration statement and other materials when they are available because they contain important information.  Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas  78205. Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction. Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004.  Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this document contains financial estimates and other forward-looking statements that are subject to risks and uncertainties, and actual results might differ materially Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving SBC and AT&T Corporation, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.  Such statements are based upon the current beliefs and expectations of SBC’s and AT&T’s management and are subject to significant risks and uncertainties.  Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of AT&T shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues.  Additional factors that may affect future results are contained in SBC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site http://www.sec.gov.  SBC disclaims any obligation to update and revise statements contained in this presentation based on new information or otherwise.

This document may contain certain non-GAAP financial measures.  Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on SBC’s Web site at www.sbc.com/investor_relations.